Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

September 26, 2023

VIA EDGAR

Ms. Laura Veator

Mr. Stephen Krikorian

Mr. Austin Pattan

Mr. Andrew Mew

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bilibili Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 27, 2023 (File No. 001-38429)

Dear Ms. Veator, Mr. Krikorian, Mr. Pattan and Mr. Mew,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.

Please provide a detailed legal analysis regarding whether the company and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Section 3(a)(1)(A) of the Investment Company Act defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added). The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

Although the SEC has not indicated how much emphasis should be placed on any particular criterion, it has indicated that, in general, more significance should be placed on the character of a company’s assets (as evidenced by the relative percentage of a company’s assets invested in operating businesses (“operating assets”) versus investment instruments (“investment assets”)), and the sources of the company’s present income (as evidenced by the relative percentage of the company’s income derived from operating assets versus investment assets).2 However, other considerations may apply in the application of the foregoing factors, for example, a company’s investment holdings may be based on such company’s need for cash for operations or acquisitions or other needs and a desire to preserve the value of such cash. In general, SEC and court decisions indicate that if an applicant has demonstrated significant activity in a non-investment business, a need for available capital, and the absence of public representations that it is in the investment business, no registration is required.

Because the Company does not hold itself out to be an investment company, the relevant consideration is whether the Company is “primarily” engaged in the investment business. The following sections analyze the application of the five Tonopah Factors to the Company’s business.

Historical Development

The Company first launched its website in June 2009, and the Company commenced commercial operations in 2011 as an online video sharing platform. The Company established Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”) to expand its operations in May 2013. In December 2013, Bilibili Inc. was incorporated in the Cayman Islands to serve as the Company group’s ultimate holding company. In February 2014, the Company established Hode HK Limited (“Hode HK”), a wholly-owned Hong Kong subsidiary, and in September 2014, Hode HK established a wholly-owned PRC subsidiary, Hode Shanghai Limited (“Hode Shanghai”). Hode Shanghai then entered into a series of contractual arrangements with each of its variable interest entities (“VIEs”), Hode Information Technology and Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”), and their respective shareholders. Chaodian HK Limited (“Chaodian HK”), a wholly-owned subsidiary of Bilibili Inc., was established in 2019. Chaodian HK’s wholly-owned subsidiary, Chaodian Shanghai Technology Co., Ltd. (“Chaodian Technology”), subsequently entered into a series of contractual arrangements with Shanghai Chaodian Culture Communication Co., Ltd. (“Chaodian Culture”) and its shareholders pursuant to which Chaodian Technology became the sole beneficiary of, and gained control of, Chaodian Culture. American Depositary Shares (“ADS”) representing the Company’s Class Z ordinary shares commenced trading on the Nasdaq Global Select Market under the symbol “BILI” on March 28, 2018.

[2]

Investment Company Act Release No. IC-10937, supra note 1; Tonopah, 26 S.E.C. at 427. But see SEC v. National Presto Industries, Inc. 486 F.D.A. 305 (7th Cir. 2007), in which the Court rejected the assertion that the composition of a company’s assets is the most important of these five considerations; rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

The Company is a holding company that currently conducts its business in China mainly through (i) Hode HK and its subsidiaries, Shanghai Bilibili Technology Co., Ltd. (“Bilibili Technology”) and Hode Shanghai, and the VIEs, Shanghai Kuanyu and Hode Information Technology, and its subsidiaries and (ii) Chaodian HK and its subsidiary, Chaodian Technology, and its VIE, Chaodian Culture. Through its subsidiaries, VIEs and their subsidiaries (“Consolidated Operating Entities”), the Company offers a leading online video platform as well as mobile games and anime, comic and audio platforms.

The Company and its Consolidated Operating Entities maintain significant intellectual property with respect to its primary business of providing video and other media content platforms. For example, as of December 31, 2022, the Company and its Consolidated Operating Entities have registered approximately 985 patents, 1,847 copyrights, and 8,154 trademarks and is in the process to register an additional approximately 1,863 patents and 1,171 trademarks. The Company and its Consolidated Operating Entities have approximately 350 registered domain names as of December 31, 2022.

The Company’s and its Consolidated Operating Entities’ devotion to their business of providing video and other media content platforms is demonstrated by the fact that substantially all of their revenue is derived from their offerings of value added services (the “VAS”) such as premium subscriptions, live broadcasting, anime and comics and audio drama content; mobile games; advertising and e-commerce through its Consolidated Operating Entities, and not from investment securities. Similarly, substantially all of the expenses the Company and its Consolidated Operating Entities incur in the ordinary course of their business are incurred in connection with the operation of its online video, media and e-commerce platforms, and not in connection with investment securities. For the year ended December 31, 2022, the Company and its Consolidated Operating Entities neither derived significant revenue nor incurred significant expenses in connection with investment securities.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

Public Representations

The Company has never held itself or any of its Consolidated Operating Entities out to the public (or to investors) as an investment company. The Company and its Consolidated Operating Entities were organized for the purpose of, and since the Company became a public reporting company in the United States in 2018 have always stated that their business purpose is, providing online video, game and other media and e-commerce platforms through subsidiaries and relevant Consolidated Operating Entities . The Company believes that the price of the Company’s ADSs may be affected by a number of factors, including, but not limited to, the following: (i) the Company’s results of operations and financial conditions; (ii) the Company’s strategies and future business development; (iii) the Company’s ability to retain and increase the number of users, members and advertising customers; provide quality content, products and services; and expand its product and service offerings; (iv) competition in the online entertainment industry; (v) the Company’s ability to maintain its culture and brand image within its addressable user communities; (vi) the Company’s ability to manage its costs and expenses; (vii) PRC governmental policies and regulations relating to the online entertainment industry; (viii)general economic and business conditions globally and in China; and (ix) assumptions underlying or related to any of the foregoing. Further information regarding these and other factors that could affect the price of the Company’s ADSs is disclosed in the 2022 Form 20-F. The Company does not believe the price of the Company’s ADSs will move in response to changes in its investment income or the composition of its investment holdings. Moreover, neither the Company nor any of its Consolidated Operating Entities devote any attention to nor has the Company disclosed its or its Consolidated Operating Entities’ financial management or securities activities on its website or in its public documents except as required by law.

Directors, Officers and Employees

The business activities of the Company’s and its Consolidated Operating Entities’ directors, officers and employees historically have been devoted almost exclusively to its business of providing online video, game and other media and e-commerce platforms in China, including the governance and operational activities involved in supporting that business. As of December 31, 2022, the Company and its Consolidated Operating Entities had approximately 11,092 employees, only 5 of whom were actively involved in managing the Company’s investments. It is estimated that none of these persons devote more than 50% of his or her time to managing the Company’s investments. The other 11,087 officers and employees, who represented more than 99% of the Company’s total officers and employees as of December 31, 2022, devote substantially all of their time and business efforts at the Company to the Company’s online media and e-commerce businesses and to functions that support those businesses and not to managing investments owned by the Company. These employees were actively engaged in growing the Company’s business and were utilizing the Company’s cash to fund the Company’s business operations.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

Sources of Income

The Company’s filings indicate that the results of the Company and its Consolidated Operating Entities are driven by their position as a leading video community for young generations in China, with a rich offering of content, including video services, mobile games and VAS. Substantially all of the Company’s and its Consolidated Operating Entities’ revenue is derived from their offerings of VAS, advertising, mobile games, and intellectual property (“IP”) and other derivative products through its e-commerce platform. Users of the Company’s and its Consolidated Operating Entities’ platforms are charged for certain features and functions, such as live broadcasting, premium membership subscriptions allowing access to premium content, comics and audio content. The Company and its Consolidated Operating Entities also generate revenue from advertising on their platforms. The Company and its Consolidated Operating Entities also generate considerable revenue from the sale of in-game virtual items in its exclusively licensed and jointly published mobile games. Additionally, the Company and its Consolidated Operating Entities generate revenue from the sales of IP and derivative products through its e-commerce platform.

More than 99% of the Company’s and each Consolidated Operating Entities’ total revenue for the twelve-month period ended December 31, 2022 was derived from their mobile games, services offered through their video and digital media platforms, advertising on their platforms, sublicensing licensed content and e-commerce sales, and not from investment securities. Similarly, more than 99% of the Company’s and each Consolidated Operating Entities’ expenses for the twelve-month period ended December 31, 2022 were incurred in connection with the provision of products through the Company’s e-commerce platform and the provision of services and virtual items through their online media platforms and mobile games, including through revenue sharing arrangements with mobile game developers, distribution payment channel partners, hosts and content creators; content licensing and production costs; bandwidth costs and employee salaries, benefits and share-based compensation, and not in connection with investment securities.

Nature of Present Assets

As described in more detail in response to comment 2 below, while investment securities may represent greater than 40% of the adjusted total assets of certain of the Company’s subsidiaries when calculated in accordance with the unique method required by Section 3(a)(1)(C) of the 1940 Act, investment securities represent approximately 29.48% of the Company’s adjusted total assets as of June 30, 2023 when calculated in accordance with Section 3(a)(1)(C) of the 1940 Act. Because this is less than 45% of the Company’s adjusted total assets, this factor indicates that the Company is not engaged in an investment company business.3

[3]

See Investment Company Act Release No. IC-10937, supra note 1 (“As a general rule, however, if a company has no more than 45 percent of its assets invested in—and derives no more than 45 percent of its income from—investment securities, it is primarily engaged in a business other than being an investment company. Accordingly, it would not appear necessary or appropriate in the public interest for the Commission to regulate such a company under the [Investment Company] Act.”).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

Conclusion

Based on the foregoing, neither the Company nor any of its Consolidated Operating Entities is engaged in an investment company business, but rather is primarily engaged in the business of offering online media content, including video services, mobile games and VAS.

2.

Please provide a legal analysis of whether the company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

Section 3(a)(1)(C) Calculations

For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, a calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act (the “40% Test”), as well as separate calculations for each of its significant wholly-owned subsidiaries and principal VIEs and their subsidiaries disclosed in Exhibit 8.1 of 2022 Form 20-F (together with the Company, collectively the “Company Group”) as of June 30, 2023. The Company has over 40 direct and indirect wholly-owned subsidiaries, majority-owned subsidiaries and VIEs. The Company believes that the Company Group is the only relevant group for the purpose of the 40% Test because the Company Group represents over 90% of the value of the Company’s assets; thus, the outcome of the Company’s 40% Test is not affected by the treatment of its remaining wholly-owned subsidiaries and majority-owned subsidiaries (the “Other Subsidiaries”). Therefore, in order to streamline this analysis, and without conceding that any of these assets are investment securities, the Company has treated each of the Other Subsidiaries as investment securities solely for purposes of this analysis. The Company has disclosed the corporate structure chart depicting the Company Group under “Item 4. Information on the Company—C. Organizational Structure” in its 2022 Form 20-F (see page 114). The Company treats all of the VIEs as equivalent to wholly-owned subsidiaries for purposes of calculating the 40% Test. Please see the Company’s response to comment 4 below for an explanation of this treatment.

The calculations conclude that, while investment securities may represent greater than 40% of the adjusted total assets of certain of the Company’s subsidiaries, investment securities represent approximately 29.48% of the Company’s adjusted total assets when calculated in accordance with the unique method required by the 40% Test. For purposes of the 40% Test, the Company treats all securities held by the Company as investment securities, excluding (i) U.S. government securities, (ii) U.S. registered money market funds, and (iii) securities of the VIEs and majority-owned subsidiaries that are not themselves investment companies.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

3.

Without limiting the generality of the foregoing question, please provide factual details and a detailed legal analysis regarding whether the Company views the following assets of the Company and its subsidiaries identified in Item. 5. Operating and Financial Review and Prospects, Selected Condensed Consolidating Balance Sheets Data, to be “investment securities” as defined under Section 3(a)(2) of the 1940 Act:

•

Amounts due from Group companies (which the notes to the balance sheet indicate represent the elimination of intercompany balances among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries)

•	Cash and cash equivalents

•	Time deposits

•	Restricted cash

•	Accounts receivable

•	Amount due from related parties

•	Prepayments and other current assets

•	Short-term investments

•	Long-term investments

•	Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries

•	Other non-current assets

With respect to the assets listed:

•

“Amounts due from Group companies” include payments on intercompany loans for operational purposes, intercompany consulting service charges, intercompany advertising receivables and share-based compensation due to the Company from certain Company Group subsidy arrangements. These amounts generally reflect the ordinary operational movement of funds within a corporate family. Additionally, many of these receivables relate to the Company’s wholly-owned or majority-owned subsidiaries and VIEs (which as described in response to comment 4, are treated as equivalent to wholly-owned subsidiaries for purposes of the Company’s Section 3(a)(1)(C) calculations); therefore, to the extent such receivables could be considered securities, they would not be investment securities given their issuance by a majority-owned subsidiary meeting the requirements of Section 3(a)(2) of the 1940 Act. To the extent that these receivables represent intercompany loans which are represented by notes or loan agreements, or on which interest is charged, the Company has considered such items to be investment securities as defined under Section 3(a)(2) of the 1940 Act, and included them in the numerators and the denominators in its 40% Test calculations.

•

The “cash and cash equivalents” owned by the Company Group consist of cash on hand and demand deposits held at banks in the United States and China. The Company does not consider such amounts to be investment securities.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

•

“Time deposits” represent deposits placed with banks in the United States and China with original maturities more than three months but less than one year. The Company has treated the Company Group’s time deposits as investment securities for purposes of its calculations under Section 3(a)(1)(C) of the 1940 Act.

•

“Restricted cash” represents cash held by the Company Group with either restricted withdrawal periods or appointed business uses. Such amounts constitute present cash earmarked for future use in support of the operations of the Company Group, and not the present investment of money with any expectation of future profits. Thus, the Company does not view the restricted cash held by the Company Group as investment securities as defined in Section 3(a)(2) of the 1940 Act.

•

“Accounts receivable” consist primarily of receivables from advertising customers and distribution channels. Such amounts are currently due to the Company Group in exchange for services provided in the ordinary course of its business of providing online media and e-commerce platforms and related services, and the Company does not consider these amounts to be investment securities.

•

“Amounts due from related parties” mainly consist of receivables from pooled investment funds, amounting to RMB37.5 million, receivables from an entity established to acquire land use rights for a parcel of land in Shanghai for future construction of the Group amounting to RMB1,041 million, and operational receivables due from revenue sharing or advertising arrangements. The Company considers these amounts to be investment securities to the extent that they represent returns from pooled investment funds (i.e., RMB37.5 million), but does not consider the portion of such amounts representing operational receivables (i.e., receivables due from the entity established to acquire land use rights for future construction and from revenue sharing and advertising arrangements) to be investment securities.

•

“Prepayments and other current assets” primarily consist of prepayments for costs associated with revenue sharing arrangements, inventories related to the e-commerce business, sales tax, and certain marketing and operational expenses. These amounts are associated with the Company Group’s operations, and not the investment of money in anticipation of future returns. The Company does not consider them to be investment securities.

•

“Short-term investments” primarily include investments in non-U.S. money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and investments in publicly traded companies with the intention to be sold within twelve months. The Company considers each of these items to be investment securities.

•	“Long-term investments” primarily consist of equity investments intended to be held longer than twelve months. The Company considers each of these investments to be investment securities.

•

“Investments in subsidiaries and net assets of VIEs and VIE’s subsidiaries” consist of the Company’s and its subsidiaries’ long-term investments in wholly- owned subsidiaries and VIEs (which as described in response to comment 4, are treated as equivalent to wholly-owned subsidiaries for purposes of the Company’s Section 3(a)(1)(C) calculations); therefore, to the extent such investments would be considered securities, they would not be investment securities given their issuance by majority-owned subsidiaries meeting the requirements of Section 3(a)(2) of the 1940 Act.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

•

“Other non-current assets” primarily consist of deferred tax assets amounting to RMB40 million, right-of-use assets amounting to RMB500 million and prepayments longer than one year amounting to RMB800 million. These amounts represent presently fixed though long-term amounts to be realized by the Company Group, without the potential for profit due to the efforts of others. As a result, the Company does not view such assets as investment securities.

4.

Please provide a detailed legal analysis regarding whether the company views any of the VIEs to be a “majority-owned subsidiary” under section 2(a)(24) of the 1940 Act, “wholly-owned subsidiary” under section 2(a)(43) of the 1940 Act or, to the extent applicable, as a company “controlled primarily” by the wholly foreign-owned enterprise (“WFOE”) under Rule 3a-1 under the 1940 Act, as applicable.

VIE Analysis

Facts

Bilibili Inc., an exempted company with limited liability incorporated in the Cayman Islands, is the holding company for the Company’s business. The Company conducts its business through its subsidiaries, VIEs and their subsidiaries. The Company’s major subsidiaries are Hode HK and its wholly-owned subsidiaries, Hode Shanghai and Bilibili Technology; Chaodian HK and its wholly-owned subsidiary, Chaodian Technology; Bilibili HK Limited and Bilibili Co., Ltd. The Company’s VIEs are Shanghai Kuanyu, Hode Information Technology and Chaodian Culture. Hode Information Technology has three principal subsidiaries, each of which is wholly-owned: Shanghai Anime Tamashi Cultural Media Co., Ltd.; Sharejoy Network Technology Co., Ltd. and Shanghai Hehehe Cultural Communication Co., Ltd.

The Company’s VIEs and their subsidiaries are controlled by the Company through a series of contractual agreements (the “VIE Contractual Arrangements”). The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP and include the financial statements of the VIEs.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

The VIE Contractual Arrangements consist of the following agreements:

1.

Powers of Attorney: Pursuant to a power of attorney executed on August 24, 2021, Mr. Rui Chen, as sole shareholder of Shanghai Kuanyu, has irrevocably appointed Hode Shanghai or its designated person (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests) as his attorney-in-fact to exercise all shareholder’s rights in Shanghai Kuanyu, including without limitation, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Shanghai Kuanyu in the capacity of a proxy of Mr. Rui Chen; (ii) exercise the voting rights pursuant to the relevant PRC laws and regulations and the governing instrument of Shanghai Kuanyu, on behalf of Mr. Rui Chen, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors of Shanghai Kuanyu, and manage the company and exercise the rights of Mr. Rui Chen in the event of liquidation of Shanghai Kuanyu; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of Mr. Rui Chen; (iv) to nominate, elect, designate or appoint and remove the legal representative, directors, supervisors and other senior officers of Shanghai Kuanyu pursuant to the articles of association of Shanghai Kuanyu; (v) to raise lawsuits or other legal proceedings against the directors, supervisors and senior officers of Shanghai Kuanyu when their behaviors harm the interest of its shareholders; (vi) to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and board resolutions when Mr. Rui Chen exercises his right to transfer his equity in Shanghai Kuanyu in accordance with exclusive option agreement; and (vii) to instruct the directors and senior officers to act in accordance with the Company’s intention. Additionally, Mr. Rui Chen has undertaken that he will refrain from any action or omission that may cause any conflict of interest between himself and Hode Shanghai or its shareholders. The power of attorney has an indefinite term and will be terminated in the event that (i) the power of attorney is unilaterally terminated by Hode Shanghai; or (ii) it is legally permissible for Hode Shanghai, Bilibili or any of its subsidiaries to hold equity interests directly or indirectly in Shanghai Kuanyu and Hode Shanghai or its designated person is registered to be the sole shareholder of Shanghai Kuanyu.

On September 30, 2020, each of the individual shareholders of Chaodian Culture executed a power of attorney, which contains terms substantially similar to the power of attorney executed by Mr. Rui Chen as described above. On December 23, 2020, each of the shareholders of Hode Information Technology executed a power of attorney, which contains terms substantially similar to the power of attorney executed by Mr. Rui Chen as described above.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

2.

Equity Pledge Agreement: Pursuant to an equity pledge agreement dated August 24, 2021, Mr. Rui Chen, as shareholder of Shanghai Kuanyu, pledged all of his equity interests in Shanghai Kuanyu to Hode Shanghai to guarantee the performance by Shanghai Kuanyu and Mr. Rui Chen of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Shanghai Kuanyu or Mr. Rui Chen breaches their respective contractual obligations under their respective agreements with Hode Shanghai, Hode Shanghai, as the pledgee, will be entitled to certain rights, including escrow of the pledged equity interests. In addition, pursuant to the equity pledge agreement, Mr. Rui Chen has undertaken to Hode Shanghai, among other things, not to transfer his equity interests in Shanghai Kuanyu and not to create or allow any pledge thereon that may affect the rights and interest of Hode Shanghai without its prior written consent. This pledge became effective upon its registration with the relevant local branch of the State Administration for Market Regulation (“SAMR”) and shall remain valid until (i) all the obligations applicable to Shanghai Kuanyu and Mr. Riu Chen under the VIE Contractual Arrangements have been fulfilled; (ii) Mr. Rui Chen has transferred all of his equity interests in Shanghai Kuanyu in accordance with the exclusive option agreement discussed below and Hode Shanghai can legally conduct the businesses held by Shanghai Kuanyu; (iii) Shanghai Kuanyu has transferred all of its assets in accordance with the exclusive option agreement and Hode Shanghai can legally conduct the businesses held by Shanghai Kuanyu; (iv) the equity pledge agreement has been unilaterally terminated by Hode Shanghai; or (v) it is terminated as required by applicable PRC laws and regulations. The registration of the equity pledge agreement as required by the relevant laws and regulations has been completed in accordance with the terms of the equity pledge agreement and PRC laws and regulations.

On September 30, 2020, Chaodian Technology, Chaodian Culture and each of the individual shareholders of Chaodian Culture entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above. On December 23, 2020, Hode Shanghai, Hode Information Technology and each of the shareholders of Hode Information Technology entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.

3.

Letters of Undertakings: The spouse of Mr. Rui Chen has entered into a letter of undertakings, dated December 23, 2020, pursuant to which she unconditionally and irrevocably agreed that (i) she will not claim any Mr. Rui Chen’ direct or indirect equity interests in Shanghai Kuanyu and thus the enforcement, revision or termination of the VIE Contractual Arrangements shall not be subject to her authorization or consent, (ii) she will sign all necessary documents and take all necessary acts to ensure the proper performance of the VIE Contractual Arrangements, and (iii) in the event that she obtains any direct or indirect equity interests in Shanghai Kuanyu, she will be subject to and will abide by the same obligations as the shareholders of Shanghai Kuanyu regarding the VIE Contractual Arrangements, and at the request of Hode Shanghai, she will sign any documents in form and substance consistent with the VIE Contractual Arrangements.

On September 30, 2020, the respective spouses of Rui Chen, Yi Xu and Xujun Chai, each an individual shareholder of Chaodian Culture, executed a letter of undertakings, which contains terms substantially similar to the letter of undertakings described above. On December 23, 2020, the respective spouses of Rui Chen and Yi Xu, each a shareholder of Hode Information Technology, executed a letter of undertakings, which contains terms substantially similar to the letter of undertakings described above.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

4.

Exclusive Business Cooperation Agreements: Shanghai Kuanyu and Hode Shanghai have entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement dated December 23, 2020, Shanghai Kuanyu agreed to engage Hode Shanghai as its exclusive service provider of comprehensive business support, technical services and consultation services, including, but not limited to: research and development on relevant technologies required for Shanghai Kuanyu’s business; technical application and implementation in relation to Shanghai Kuanyu’s business operations; technical services including advertising design solutions, software design, page production, and management consulting advice in relation to Shanghai Kuanyu’s advertising business operations; daily maintenance, monitoring, debugging and troubleshooting of computer network equipment; consultancy services for the procurement of relevant equipment and software and hardware systems required by Shanghai Kuanyu to carry out its network operations; providing appropriate training and technical support and assistance to Shanghai Kuanyu’s employees; giving advice and solutions to technical questions raised by Shanghai Kuanyu; and other relevant services requested by Shanghai Kuanyu from time to time to the extent permitted under PRC laws and regulations.

Pursuant to the exclusive business cooperation agreement, the service fee shall be equivalent to the total consolidated net profit of Shanghai Kuanyu of each financial year, after offsetting the prior-year loss (if any), costs, expenses, taxes and other statutory contributions incurred in the corresponding financial year. Notwithstanding the foregoing, Hode Shanghai shall have the right to adjust the level of the service fee based on the (a) the complexity of the services provided; (b) the time required for providing the services; (c) the content and commercial value of the services provided; and (d) the market price of the same type of services. Shanghai Kuanyu has agreed to pay the service fee to the bank account designated by Hode Shanghai within five (5) business days after Hode Shanghai issues the payment notice, as amended by Hode Shanghai from time to time. In addition, pursuant to the exclusive business cooperation agreement, without the prior written approval from Hode Shanghai, Shanghai Kuanyu shall not, and/or shall procure its consolidated affiliated entities not to, enter into any transactions (save as those transactions entered into in the ordinary course of business) that may materially affect its assets, obligations, rights or operations.

The exclusive business cooperation agreement also provides that Hode Shanghai has the exclusive proprietary rights in any and all intellectual property rights developed or created by the consolidated affiliated entities during the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an indefinite term commencing from the date of its execution, December 23, 2020. The exclusive business cooperation agreement may be terminated by Hode Shanghai (i) by giving Shanghai Kuanyu a thirty (30) days’ prior written notice of termination; (ii) upon the transfer of the entire equity interests in or the transfer of all assets of Shanghai Kuanyu to Hode Shanghai or its designated person pursuant to the exclusive option agreement; (iii) when Shanghai Kuanyu ceases to operate any business, becomes insolvent, bankrupt or subject to liquidation or dissolution procedures; (iv) when it is legally permissible for Hode Shanghai to hold equity interests directly in Shanghai Kuanyu and Hode Shanghai or its designated person is registered to be the shareholder of Shanghai Kuanyu; or (v) if Shanghai Kuanyu breaches the exclusive business cooperation agreement. Shanghai Kuanyu is not contractually entitled to unilaterally terminate the exclusive business cooperation agreement with Hode Shanghai unless otherwise required by PRC laws and regulations.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

On September 30, 2020, Chaodian Technology and Chaodian Culture entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above. On December 23, 2020, Hode Shanghai and Hode Information Technology entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above.

5.

Exclusive Option Agreements: Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen, as sole shareholder of Shanghai Kuanyu, entered into an exclusive option agreement on December 23, 2020, pursuant to which Mr. Rui Chen irrevocably granted to Hode Shanghai the rights to require Mr. Rui Chen to transfer any or all his equity interests in Shanghai Kuanyu, and to require Shanghai Kuanyu to transfer any or all of its assets to Hode Shanghai and/or its designee, in whole or in part at any time and from time to time, at a minimum purchase price permitted under PRC laws and regulations. Mr. Rui Chen has also undertaken that, subject to the relevant PRC laws and regulations, he will return to Hode Shanghai any consideration he receives in the event that Hode Shanghai exercises the options under the exclusive option agreement to acquire the equity interests and/or assets in Shanghai Kuanyu.

Additionally, pursuant to the exclusive option agreement, Mr. Rui Chen and Shanghai Kuanyu have undertaken to perform, or refrain from performing, certain acts without the prior approval of Hode Shanghai, including, but not limited to: (i) refraining from supplementing, changing or altering the constitutional documents of Shanghai Kuanyu; increasing, decreasing or otherwise changing the structure of its registered capital; (ii) operating its business in accordance with good financial and business standards; (iii) refraining from selling, transferring, mortgaging or otherwise disposing of any assets, or from allowing any guarantee or security interest to be created in its assets except those of values less than RMB 1 million required for normal business operations; (iv) refraining from incurring, inheriting, guaranteeing or allowing any indebtedness other than as has been disclosed to and consented to by Hode Shanghai; (v) refraining from entering into any material contracts in an amount greater than RMB 1 million without Hode Shanghai’s prior written consent, except for contracts executed in the ordinary course of business or contracts entered into between Shanghai Kuanyu and Bilibili (or any of its subsidiaries); (vi) operating its business in order to maintain its asset value; (vii) informing Hode Shanghai immediately if its assets or business become involved in any dispute, litigation, arbitration or administrative proceeding; (viii) refraining from distributing any dividend without Hode Shanghai’s written consent; (ix) providing Shanghai’s Kuanyu’s operation and financial information to Hode Shanghai or its designee upon request; (x) refraining from entering into any transactions to separate, merge, acquire, be acquired by, or enter into joint operation agreements with any other entity; and (xi) signing all necessary and appropriate documents, taking all necessary and proper acts, bringing up all necessary and proper requests, or raising necessary and proper defenses against claims to maintain Shanghai Kuanyu and its affiliates’ ownership of all of their respective assets; and (xii) taking all necessary and proper acts to ensure that all government permits, licenses, authorizations, and approvals required by Shanghai Kuanyu and its affiliates to conduct their businesses are valid. The exclusive option agreement has an indefinite term commencing from December 23, 2020, its date of execution, until it is terminated (i) by Hode Shanghai through giving Shanghai Kuanyu and Mr. Rui Chen written notice of termination; or (ii) upon the transfer of the entire equity interests held by the Mr. Rui Chen, and/or the transfer of all the assets of Shanghai Kuanyu, to Hode Shanghai or its designee and the completion of registration with the relevant local branch of the SAMR. Neither Shanghai Kuanyu nor Mr. Rui Chen is contractually entitled to terminate the exclusive option agreement unless otherwise required by PRC laws and regulations.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

On September 30, 2020, Chaodian Technology, Chaodian Culture and each of the individual shareholders of Chaodian Culture entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above. On December 23, 2020, Hode Shanghai, Hode Information Technology and each of the shareholders of Hode Information Technology entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above.

Legal Analysis

Section 2(a)(24) of the Investment Company Act defines “majority-owned subsidiary” of a person as a company 50 per centum or more of the outstanding voting securities of which are owned by such person or by a company which is a majority-owned subsidiary of such person. Similarly, Section 2(a)(43) of the Investment Company Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.

Section 2(a)(42) of the Investment Company Act defines “voting security” to mean, in pertinent part, any security4 presently entitling the owner or holder thereof to vote for the election of directors of a company. This voting control need not be held by reason of the ownership of securities; rather it may arise under a voting agreement.5 It is clear, reading Sections 2(a)(24) and 2(a)(42) of the Investment Company Act together, that a majority-owned subsidiary or a wholly-owned subsidiary is defined with reference to the ability to elect a majority of its board of directors. Moreover, the courts and the Commission have taken the position that the possession of an economic interest in an issuer, such that the holder of the economic interest has the power to exercise control over how the issuer is managed, is considered to hold the equivalent of a voting security.6

[4]

The definition of “security” under the Investment Company Act is similar to the definition of “security” under the Securities Act and includes any “investment contract.” Under SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”), an “investment contract” exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. The “Howey test” applies to any contract, scheme, or transaction, regardless of whether it has any of the characteristics of typical securities. As noted in Howey, form should be disregarded for substance and the emphasis should be on economic reality

[5]

See Farley, Inc. (pub. avail. Apr. 15, 1988); Pengrowth Energy Trust (pub. avail. Jan. 27, 2000). In Farley, Inc., the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary, even though it would own less than 50 percent of the voting power to elect directors of the subsidiary, since it would have voting control of the subsidiary through a voting agreement with another large shareholder. In Pengrowth Energy Trust, the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary even though the company’s only owned royalty units in the subsidiary and the company’s voting rights were acquired through a separate voting arrangement.

[6]

See, e.g., Clemente Global Growth Fund Inc. v. Pickens, 705 F. Supp. 958 (S.D.N.Y. 1989); Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the Investment Company Act); Wells Fargo Alternative Asset Management, LLC, SEC Staff No-Action Letter (Jan. 26, 2005).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

The Company believes it is appropriate to treat the VIE Contractual Arrangements as “voting securities” under the Investment Company Act. The VIE Contractual Arrangements provide (i) Hode Shanghai with substantially all of the voting rights and economic benefits in Shanghai Kuanyu and Hode Information Technology and (ii) Chaodian Technology with substantially all of the voting rights and economic benefits in Chaodian Culture. The VIE Contractual Arrangements also satisfy the definition of an “investment contract” under Howey. The Company, through Hode Shanghai and Chaodian Technology, has invested money in common enterprises (i.e., the VIEs) through the agreements with the VIEs. In return, Hode Shanghai and Chaodian Technology would receive substantially all of the economic benefits in the VIEs, which depend on the efforts of the VIEs’ management teams and employees.

Hode Shanghai and Chaodian Technology can also be deemed the beneficial owners of the voting securities of the respective VIEs under Rule 13d-3 of the Exchange Act (“Rule 13d-3”). Under Rule 13d-3, a person is a beneficial owner of an equity security if that person, either directly or indirectly, has or shares: (1) voting power, including the power to vote, or to direct the voting of, the security; or (2) investment power, including the power to dispose, or to direct the disposition of, the security.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

The First, Second, Third, and Seventh U.S. Federal Circuit Courts have all affirmed that the basis of Rule 13d-3 rests on whether a particular person can actually vote the shares. Since the VIE Contractual Arrangements provide Hode Shanghai with voting power that corresponds to the voting power of the voting securities in both Shanghai Kuanyu and Hode Information Technology, Hode Shanghai can be deemed the beneficial owner of the voting securities of each of Shanghai Kuanyu and Hode Information Technology. Likewise, since the VIE Contractual Arrangements provide Chaodian Technology with voting power that corresponds to the voting power of the voting securities in Chaodian Culture, Chaodian Technology can be deemed the beneficial owner of the voting securities of Chaodian Culture.

Conclusion

The VIE Contractual Arrangements provide Hode Shanghai with substantially all of the voting power and economic benefits in Shanghai Kuanyu and Hode Information Technology, and Chaodian Technology with substantially all of the voting power and economic benefits in Chaodian Culture, which would allow Hode Shanghai and Chaodian Technology to elect substantially all of the boards of directors of each of their respective VIEs, and cause Hode Shanghai to be deemed the beneficial owner of the voting securities of Shanghai Kuanyu and Hode Information Technology, and Chaodian Technology to be deemed the beneficial owner of the voting securities of Chaodian Culture, under Rule 13d-3. Therefore, the VIE Contractual Arrangements are the functional equivalents of voting securities of the VIEs and each VIEs is treated as a wholly-owned subsidiary of Hode Shanghai or Chaodian Technology, as applicable, for purposes of the Investment Company Act.

Permissions Required from the PRC Authorities for Our Operations, page 7

5.

Please confirm whether you: (i) have been required to obtain any permission from or complete any filing with the CRSC, and (ii) have been required to go through a cybersecurity review by the CAC. If so, state affirmatively whether you have received all requisite permissions or approvals, or whether any have been denied. If you have determined that no permissions are required, please clarify your basis for such determination, including whether you relied on the opinion of counsel.

The Company respectfully advises the Staff that, as advised by the Company’s PRC counsel, Jingtian & Gongcheng, as of the date of the 2022 Form 20-F and the date hereof, under the currently effective PRC laws and regulations, the Company had not been required to obtain any permission from or complete any filing with the CRSC, or go through a cybersecurity review by the CAC with respect to its previous issuances of securities to foreign investors. The Company undertakes to make relevant disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 174

6.

We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Beneficial Ownership Reports, other than Vanship Limited, OPH B Limited and Tencent Mobility Limited (collectively, the “Tencent Entities”), Kami Sama Limited, and Taobao China Holding Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023. Additionally, none of Vanship Limited, the Tencent Entities, Kami Sama Limited and Taobao China Holding Limited was owned or controlled by a governmental entity of China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of China and that no governmental entity in China has a controlling financial interest in the Company.

In addition, the Company’s significant subsidiaries as disclosed in Exhibit 8.1 of the 2022 Form 20-F are wholly owned by the Company. Therefore, the Company’s subsidiaries are not owned or controlled by a governmental entity of China and no governmental entity in China has a controlling financial interest in the Company’s subsidiaries.

Furthermore, as disclosed in the 2022 Form 20-F, the Company’s wholly owned subsidiaries, who have the power to direct the activities that most significantly impact principal VIEs’ economic performance and bears the risks of and enjoy the rewards normally associated with ownership of such VIEs, are considered as the primary beneficiaries of such VIEs and their subsidiaries.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

As disclosed in Exhibit 8.1 of the 2022 Form 20-F, the Company’s principal VIEs are (i) Shanghai Kuanyu, the sole shareholders of which is a natural person; (ii) Hode Information Technology, the shareholders of which are natural persons; and (iii) Chaodian Culture, the shareholders of which are four natural persons, Shanghai Kuanyu, and Hode Information Technology. Hode Shanghai Limited, an indirect wholly owned subsidiary of the Company, is the primary beneficiary of Shanghai Kuanyu and Hode Information Technology. Chaodian (Shanghai) Technology Co., Ltd., an indirect wholly owned subsidiary of the Company, is the primary beneficiary of Chaodian Culture.

The principal subsidiaries of the principal VIEs as disclosed in Exhibit 8.1 of the 2022 Form 20-F, namely Sharejoy Network Technology Co., Ltd., Shanghai Hehehe Culture Communication Co., Ltd. and Shanghai Anime Tamashi Cultural Media Co., Ltd., are wholly owned by Hode Information Technology. Therefore, the Company’s principal VIEs are not owned or controlled by a governmental entity of China, and no governmental entity in China has a controlling financial interest in the Company’s VIEs.

Paragraph (b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully advises the Staff that, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas, (ii) HKSCC Nominees Limited, (iii) institutional shareholders, and (iv) certain natural persons (including shareholdings through trust arrangement).

Deutsche Bank Trust Company Americas is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the class Z ordinary shares of the Company listed on the Hong Kong Stock Exchange. Given the Company’s large shareholder base across the United States and Hong Kong markets and the active trading volume of the Company’s ADSs and class Z ordinary shares, it would present an undue hardship for the Company to verify the background of each ADS holder and class Z ordinary shares listed on these markets. The Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity either in the Cayman Islands or China. In terms of the institutional shareholders, based on the examination of publicly available information, such as the institutional shareholders’ websites and annual reports, to the extent applicable, and the Beneficial Ownership Reports filed by such institutional shareholders, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands or China own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands or China own any share of the Company.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

The Company believes it is reasonable and sufficient to rely on its register of members and the Beneficial Ownership Reports and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

7.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that as part of the Company’s annual compliance and reporting procedures for the 2022 Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks responses as to whether they are officials of the Chinese Communist Party. Each director has responded that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of its board of directors is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that directors of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F were (i) directors of the Company or (ii) employees of the Company (or its subsidiaries or consolidated operating entities). With respect to those directors who were employees of the Company (or its subsidiaries or consolidated operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F), as part of their employment onboarding process, they were required to provide their background information, including any affiliation with the Chinese Communist Party, to the Company. These employee directors also represented to the Company in their respective employment agreements that the information they provided to the Company during the employment onboarding process is true and accurate. Based on the employment profiles retained by the Company, the Company believes that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 26, 2023

8.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for Bilibili, Inc. or the VIEs. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and Japan that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F are incorporated include China (including Hong Kong SAR) and Japan. Based on the analysis in the response to Question 6, the Company confirms that, to the best of the Company’s knowledge, no governmental entities in China (including Hong Kong SAR) or Japan own shares of the Company’s consolidated foreign operating entities in the respective jurisdictions.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to Question 6, no governmental entity in China has a controlling financial interest in the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F do not contain any charter of the Chinese Communist Party.

9.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F do not contain any charter of the Chinese Communist Party.

*  *   *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 2509 9255 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Xin Fan
Xin Fan
Chief Financial Officer

cc:	Rui Chen, Chairman and Chief Executive Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP